09040276

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
APR 24 2009
Washington, DC
105

SEC FILE NUMBER
8-35061

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2008 (MM/DD/YY) AND ENDING 12/31/2008 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: First Tennessee Brokerage, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

530 Oak Court Drive, Suite 200
(No. and Street)

Memphis (City) Tennessee (State) 38117 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Paul Mann, President (901) 818-6010
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

50 North Front Street, Suite 900 (Address) Memphis (City) Tennessee (State) 38103 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Paul Mann, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of First Tennessee Brokerage, Inc., as of April 22, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Paul Mann
Signature

President
Title

Yvonia A. Foster
Notary Public

YVONIA A. FOSTER
STATE OF TENNESSEE NOTARY PUBLIC
SHELBY COUNTY
My Comm. Exp. 3-20-2013

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [ ] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Schedule I

FIRST TENNESSEE BROKERAGE, INC.
(A Wholly Owned Subsidiary of First Tennessee Bank National Association)
Computation of Net Capital
December 31, 2008

Total shareholder's equity	$ 17,849,007
Less nonallowable assets:	
Reverse repurchase agreement with affiliate	(7,332,459)
Other nonallowable assets and deductions	(4,473,089)
Net capital, before haircut on securities	6,043,459
Less haircut on securities	(200,713)
Net capital, as defined	5,842,746
Net capital required	250,000
Excess net capital	$ 5,592,746

Note: The above information is in agreement in all material respects with the unaudited FOCUS Report Part IIA filed by First Tennessee Brokerage, Inc. as amended for December 31, 2008. The above information can be reconciled to the originally filed FOCUS Report as follows:

Assets	Nonallowable/ Other Assets	Nonallowable/ Total Assets	Total Other Assets	Total Assets
Amounts as originally filed	$ 6,874,764	15,146,347	6,894,763	26,331,358
Reclass of intercompany payables/receivables	(3,340,799)	(3,340,799)	(3,340,799)	(3,340,799)
Amounts as amended	$ 3,533,965	11,805,548	3,553,964	22,990,559

Liabilities and Ownership Equity	A.I. Liabilities/ Accounts payable, accrued liabilities, expenses and other	Total/ Accounts payable, accrued liabilities, expenses and other	A.I. Liabilities/ Total Liabilities	Total/ Total Liabilities	Total Liabilities and Ownership Equity
Amounts as originally filed	$ 6,594,554	8,482,351	6,594,554	8,482,351	26,331,358
Reclass of intercompany payables/receivables	(3,340,799)	(3,340,799)	(3,340,799)	(3,340,799)	(3,340,799)
Amounts as amended	$ 3,253,755	5,141,552	3,253,755	5,141,552	22,990,559

Computation of Net Capital	Net Capital Before Haircuts on Securities Positions	Net Capital	Net Capital Requirement	Excess Net Capital
Amounts as originally filed	$ 2,702,661	2,501,947	439,636	2,062,311
Reclass of intercompany payables/receivables	3,340,799	3,340,799		
Amounts as amended	$ 6,043,460	5,842,746	250,000	5,592,746

See accompanying independent auditors' report.